                                                     FILED BY SUIZA FOODS
                                                     CORPORATION PURSUANT TO
                                                     RULE 425 OF THE SECURITIES
                                                     ACT OF 1933 AND DEEMED
                                                     FILED PURSUANT TO RULE
                                                     14a-12 OF THE SECURITIES
                                                     EXCHANGE ACT OF 1934

                                                     SUBJECT COMPANY: DEAN FOODS
                                                     COMPANY COMMISSION FILE NO.
                                                     333-64936

Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

Other Legal Information

Suiza and Dean Foods have filed with the SEC a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. In addition, Suiza and Dean Foods will prepare and file a definitive joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE

JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http://www.sec.gov). In addition, definitive the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn:
Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.

              The communication filed herewith is a transcript of a
                   conference call conducted with analysts and
                          investors on August 7, 2001.

                                    * * * * *

                                   SUIZA FOODS

                            MODERATOR: BARRY FROMBERG
                                 AUGUST 7, 2001
                                   9:00 AM CT

Operator: Good morning everyone and welcome to The Suiza Foods Corporation
         Second Quarter Earnings Release conference call. This call is being recorded and broadcast on the Internet through Suiza Foods' Website. This call is the property of Suiza Foods. Any redistribution, retransmission or rebroadcast of this call in any form without the express written consent of the company is strictly prohibited.

         At this time, for opening remarks, I would like to turn the call over to the Executive Vice President and Chief Financial Officer, Mr. Barry Fromberg. Please go ahead sir.

Barry Fromberg: Thank you Rose and good morning everybody. Thanks for joining us today for our second quarter earnings conference call, both those of you on the phone and those listening to the call on the Webcast.

         First let me go through a few maintenance items. If you need a copy of the press release, it's available on our Website.

         We'll start the call with our formal remarks then open the call to questions. We'll try to keep the call to approximately one hour. A recording of today's call will be available on our Website for a 72-hour period beginning Thursday morning.

         Finally, I would like to advise you that all the forward-looking statements we'll make in today's call are intended to fall within the Safe Harbor Provision of the Securities Litigation Reform Act of 1995.

         Those statements will include among others, disclosure of our sales, earnings and profit margin targets for the third and fourth quarters of 2001 as well as our expectations regarding other aspects of our business such as the future impact raw material and energy prices could have on our business, and the timing of the completion of our proposed merger with Dean Foods, as well as our expectations concerning the impact that the proposed merger will have on our business. These statements involve risks and uncertainties that may cause actual results to differ materially from the statements made in this conference call. Information concerning those risks is contained in our Annual Report on Form 10-K for the year ended December 31, 2000 and in today's press releases.

         With those formalities out of the way, I'd like to turn the call over to Gregg Engles, Chairman and CEO of Suiza Foods Corporation. Gregg?

Gregg Engles: Thanks Barry and thank you to those of you joining us on the call this morning. Also with me today is Cory Olson, our Treasurer. And I'd like to start the call today by making some overview comments on our second quarter results. I'll then turn the call over to Barry who will discuss the quarterly and year to date financial results in more detail.

         The second quarter was our 22nd consecutive quarter of delivering record sales and earnings per share. I'm very proud of our performance this quarter, particularly in light of the unusually difficult operating environment brought about by high raw material and energy costs and a weak economy.

         We believe that our results this quarter are a testament to our commitment to setting realistic expectations and delivering results in line with those expectations.

         Before I get started, please note that all of the comparisons to last year that I'm going to give you today are before non-recurring items.

         I'd like to start by giving you some of the highlights of the quarter. Earnings per share for the quarter were $1.11 versus $1.06 last year -- up 5%.

         Cash earnings per share, taking into account the new financial accounting standard board release relating to cash earnings, also increased 5% to $1.31.

         In the dairy group, sales were up 7% and operating income was down 8%. Operating margins declined 90 basis points due to the higher raw material costs and to a lesser degree, higher distribution costs.

         Our management team did an extremely good job during the quarter managing through this difficult environment and ultimately delivered solid results for the quarter.

         I'd like to point out that in the second quarter of the year 2000, we recorded a $3.6 million one time gain in the dairy group related to the curtailment of certain benefit plans.

         If you exclude that gain, operating income of the dairy group would have declined 4% and margins would have been down 59 basis points.

         During the quarter, fluid milk volumes at Suiza were flat compared with a 3.1% decline in the overall market according to IRI, again demonstrating our ability to gain share by delivering outstanding service and product quality to our customers.

         Ice cream sales for the quarter totaled approximately $100 million. Our volumes were soft -- down 5% -- compared with a 4% decline in the overall industry, again according to IRI.

         The butterfat market has been particularly high this year, which has led to increased selling prices and decreased volumes across the ice cream category.

         Our Morningstar unit performed well in the quarter despite higher butterfat prices, which averaged $2.10 per pound during the second quarter -- up a full 63% over last year.

         Morningstar sales increased 10%, and operating income grew 6%. Operating margins however, declined 48 basis points to 13.3% -- again primarily due to higher butterfat prices.

         Morningstar continues to be an engine of growth for the company with company brands this quarter maintaining double-digit volume growth at 14%.

         The International Delight brand grew its volumes by 11%. And Sun Soy, our soy milk brand, showed extremely strong growth of 70% in volume.

         Hershey's volumes more than doubled due to its wide acceptance after we launched the product nationally in January. And aerosol whipped topping volumes grew 13% due to increased volume in the food service and club store segments.

         In May, Morningstar announced an exciting new partnership with Proctor & Gamble to produce and distribute Folger's (Jakada(TM)), a chilled coffee drink made from Folger's coffee and low fat milk.

         We're absolutely delighted to be working with a company like P&G. And we expect to launch this new product in the fourth quarter of this year.

         Folger's (Jakada(TM)) will be packaged on our new long shelf life plastic bottle line, which is currently being installed in Virginia. This line will also be used to extend our Hershey line to plastic single-serve containers. Early next year we should be certified to produced completely aseptic milk products in plastic bottles.

         This unique capability will for the first time enable us to distribute these products through non-refrigerated distribution systems.

         We believe this channel will open new markets not only for Suiza, but for the fluid dairy industry as a whole.

         On the negative side, Consolidated Container continued to under-perform our expectations during the quarter, missing our budgeted earnings for that unit by over $2.5 million due to higher than expected resin and operating costs.

         While we filled that hole in our P&L during the quarter, it may be more difficult to continue covering any future shortfalls in the remainder of the year in what is an extraordinarily difficult raw commodity and operating environment.

         As we told you last quarter, we are cautious about the earnings contribution we can expect from Consolidated Container for the balance of the year. And it remains one of the greatest areas of risk for our earnings forecast.

         Finally you'll notice that we had lower interest expense during the quarter and also benefited from tax savings initiatives here at the corporate office. Let me now turn the call over to Barry Fromberg who'll give you more detail about the financial results.

         I'll follow that by providing further guidance on our expected performance in the third quarter and the balance of the year and then open up the call for questions. Barry?

Barry Fromberg: Thanks Gregg. As I go through the results for the quarter, keep in mind that I too am excluding restructuring and plant closing charges from the prior year for comparative purposes.

         Looking at the second quarter results, net sales increased 6.5% to $1.5 billion from $1.4 billion last year. This increase was primarily driven by higher raw material costs.

         Dairy group sales were up 7%. Morningstar sales increased 10% and international and Puerto Rico sales combined were up 4%.

         Consolidated operating income was $102.9 million for the quarter -- down 1.5% from $104.5 million last year.

         Consolidated operating margins declined 55 basis points to 6.7%, again primarily due to the challenging raw material environment.

         As Gregg mentioned, we reported a $3.6 million pre-tax gain or 3 cents a share after tax in the second quarter of last year related to the curtailment of certain benefit plans.

         If you exclude this gain from last year's results, consolidated operating income would have been up 2% and consolidated operating margins would have declined 30 basis points.

         Dairy group margins were down 90 basis points to 5.5% and would have been down 59 basis points if you exclude the $3.6 million benefit gain.

         Margin decline was due almost entirely to higher raw milk costs, which averaged 25% higher than last year's second quarter. Increased distribution costs also contributed to the decline to a lesser extent.

         Morningstar margins were down 48 basis points to 13.3%, again the impact of higher butterfat costs.

         Puerto Rico had another strong quarter with margins up 63 basis points over last year.

         Consolidated net income grew about 1% to $34.6 million, and would have grown 5% excluding the benefit gain. As Gregg mentioned, we realized some benefit from reduced interest expense due to lower rates and lower debt levels. And our income tax rate declined from last year due to additional tax saving initiatives that we implemented this year. You should continue to see the benefit of these initiatives in the rest of the year.

         Diluted earnings per share was $1.11 -- up 5% from last year's $1.06. Cash EPS calculated using the guidelines contained in the recently issued FASB 142 entitled goodwill and other intangible assets was $1.31 for the quarter -- up 4.5% from $1.25 last year.

         The impact of goodwill amortization was 20 cents a quarter again this quarter or an 18% increase to diluted earnings per share.

         Excluding the effect of the benefit gain last year, both diluted EPS and cash EPS would have grown about 8% this year.

         Looking at the year to date results, sales for the first six months increased 6.1% to $3 billion from $2.8 billion last year.

         Operating income was up 2.8% to $187.6 million. Net income grew 5.1% to $58.4 million. And diluted EPS for the first half of the year is $1.92 -- an increase of 8.5% over $1.77 last year.

         Diluted cash EPS is $2.33 -- up 9% from $2.14 last year.

         Capital expenditures in the quarter were $36 million and $55 million year to date. We continue to expect capital expenditures for the year to be in the range of $140 to $150 million.

         Free cash flow was $45 million for the second quarter. We define free cash flow as net income before non-recurring items plus depreciation and amortization, plus after-tax minority interest, less capital expenditures and less the Consolidated Container equity pick up.

         Year to date free cash flow is just over $90 million so far.

         Looking at the balance sheet for a moment, total Suiza debt was $1.3 billion at June 30 including $136 million current portion included as part of current liabilities.

         The dairy group financing totaled about $1.2 billion at the end of the quarter. And our total leverage is approximately 2.4 times EBITDA at June 30.

         Overall, we've had another strong quarter, particularly in light of the difficult raw material environment. Let me now turn the call back to Gregg for his closing comments.

Gregg Engles: Thanks Barry. Before we open up the call for questions, let me make a few comments about our outlook for the balance of the year and provide you with a progress report on our merger with Dean Foods.

         For the third quarter of the year 2001, we expect earnings per share of approximately $1.10. We are reaffirming our full year guidance of 10% to 12% earnings per share growth. Although given the current environment, we are clearly more comfortable at 10% than at the 12% level.

         We do however, believe, that the 12% level is attainable particularly if raw material costs move more in our favor early in the fourth quarter.

         As I've said in the past, the two greatest risks to our ability to reach our earnings per share growth targets are continuing under-performance by Consolidated Container and commodity prices that were significantly higher than we have budgeted.

         Before we open up the call for questions, I'd like to close by giving you an update on our transaction with Dean Foods. We have made significant progress during this quarter toward the completion of the merger.

         As many of you know, we filed our preliminary proxy statement and prospectus with the SEC on July the 12th.

         We have received notice from the SEC that they will not review the document. And we therefore intend to finalize and mail the definitive proxy statement and prospectus to our shareholders within the next ten days.

         On September 21, we'll hold a special meeting of shareholders here in Dallas to vote on the proposals related to the transaction.

         We had previously announced that the Department of Justice is conducting a full review of the merger. Given the complexity of the transaction, their review is being conducted in three parts -- the Suiza Foods purchase of Dean Foods, the buyout of DFA's interest in Suiza Dairy Group, and the sale of six plants we've agreed to divest to National Dairy Holdings.

         During July, we substantially complied with the Department of Justice's request for information in connection with our merger with Dean Foods and our buyout of DFA's interest in Suiza Dairy Group.

         We expect to substantially comply with the DOJ's request related to the divestiture of six plants to National Dairy Holdings by the end of August.

         Also in July we completed the syndication of our $2.7 billion bank loan facility. The credit facilities consist of an $800 million revolver and $1.9 billion in term loans, all of which will be used to provide money for the Dean Foods transaction, and to provide funds for general corporate purposes.

         We've been extremely pleased with the response from the bank market to our financing and with the success we've had syndicating this loan.

         We do expect to close the Dean Foods transaction by the end of this year and we're pleased with the progress that we've made to date.

         Many people at both Suiza and Dean have worked very hard on making this transaction a reality, and we're extremely grateful to everyone involved.

         As we move closer to the completion of the Dean Foods merger, I'd like to reiterate our excitement about the opportunity that this merger holds for both groups of shareholders. We look forward to integrating these two companies, thereby providing greater opportunities for growth, innovation, and value creation for all of our constituents.

         And with that, let's open up the call for questions.

Operator: Thank you gentlemen. Today's question and answer session will be conducted electronically. If you would like to ask a question, please press the star key followed by the digit 1 on your touch-tone telephone. We will proceed in the order that you signal. And we will take as many questions as time permits. Again, that's star 1 to ask a question. And we'll hear first from Len Teitlebaum of Merrill Lynch.

Len Teitlebaum:  Good morning.

Man:  Good morning Len.

Len Teitlebaum: Good quarter. Thank you very much for that. A couple of questions. Number one, is there any reason strategically that you don't want to spin out your holding of Consolidated Container so we don't have this problem every quarter, how much we're going - what the penalty is for carrying the thing?

Barry Fromberg: Well, I think Len, the real issue is I'm not sure the time is right to spin it out. It is not a strategic asset for Suiza Foods. I think that's been clear.

Len Teitlebaum: Yes. I think we all know it's going to have a half-life. I just wondered - I mean that was a lead-in question. Excuse me for interrupting. That was a lead-in question saying look, once we get all these assets combined, would it be looked at as kind of like a one broom to sweep everything out?

Barry Fromberg: I think that what you'll see upon the completion of the merger and the integration with Dean Foods is that the new Dean Foods will become extremely focused on its portfolio, what are areas that are core to the ongoing business and where we can build and create value in those areas that aren't. And I think that we'll get our portfolio rationalized in prompt order.

Len Teitlebaum: Can you give us a little update on Leche Celta and also what corporate expense was this quarter please?

Gregg Engles: Yes. Leche Celta's performing very well. We're seeing quarter over quarter consistent improvement, real volume growth of double digits in that business as it spreads its wings and performs well. So we're very pleased with Leche Celta and see good opportunities for us in that marketplace.

         I'll let Barry comment on the item of corporate expenses.

Barry Fromberg: Len, our corporate spending this quarter was actually down somewhat to about $4 million for the quarter.

Len Teitlebaum:  And your estimate for the year please?

Barry Fromberg: The estimate for the year will probably be somewhere in the high 20s to around $30 million.

Len Teitlebaum:  Very good. Thank you very much.

Operator:  And our next question will come from Bill Leach of Bank of America
         Securities.

Bill Leach:  Good morning everyone.

Barry Fromberg:  Hi Bill.

Gregg Engles:  Hi Bill.

Bill Leach: Barry, just to follow-up on that question, your corporate line in the P&L shows a $2.2 million credit. Was there an extraordinary gain in there or something?

Barry Fromberg: Well the $2.2 million credit is corporate and other. That includes Leche Celta and Puerto Rico as well as corporate expenses.

Bill Leach:  Okay.

Barry Fromberg:  So it's having extra (line) into that line.

Bill Leach: And I have two broader questions. Gregg, could you update us on your outlook for milk and butter prices and also on the expected synergies for Dean next year?

Gregg Engles: Yes, outlook for butterfat and milk prices are more than - continue to be at near record high levels at least into the beginning of the fourth quarter.

         As this cycle always does, it will break. We do see production per cow increasing. And we see the negative spread that we've had all year long of milk production to last year narrowing. And those lines are going to cross at some point in time as farmers respond to these high prices.

         The real difficult part is predicting whether that's going to take place in October or whether it's going to take place in January or February.

         We are I believe, and I think there's a consensus in the industry, that we're close to the top of this cycle in terms of dairy commodity prices. But picking the top is extraordinarily difficult.

         So I think that's really where the uncertainty in what the back half of our year looks like, is when does this cycle turn down. We have really budgeted for it to turn down in the third quarter of this year. We always knew and I think we've said to the market consistently, the second quarter was going to be difficult because of commodity pricing.

         But the consensus going into this year is that things would turn around in the third quarter. That's not going to happen this year. The question is, does it happen in the fourth quarter? Does it happen in the first quarter of next year? And I can't give you the answer to that. I wish I could.

         You had another question Bill too.

Bill Leach: Oh, it was can you update us on the expected synergies with Dean next year?

Gregg Engles: Yes, we're - we still remain highly confident in the $60 million synergy number for the first year out of the box in this merger and are completely committed to that number.

Bill Leach: What is your guess as to when the deal will actually be done, around the end of the calendar year?

Gregg Engles:  That's my best guess right now.

Bill Leach:  Okay.

Gregg Engles: We are well underway in our process with the Justice Department.
         It is going pretty much as we have expected. As to the main body of inquiry by Justice we have both Dean and ourselves certified compliance with the second request. And we're now in that process of DOJ digesting that and then beginning the process of iterative conversation between us and them as to how you get the deal closed.

Bill Leach: Last question. Barry, do you think a tax rate of 37% looks good for the year?

Barry Fromberg: Yes I think so Bill. We've got some tax saving initiatives as I've mentioned. And I think the rate you see in the second quarter is pretty representative of what you'll see for the year.

Bill Leach: Okay, thanks a lot.

Operator: Our next question will come from Jeff Kanter of Prudential Securities.

Jeff Kanter: Good morning everybody.

Gregg Engles: Hi Jeff.
Barry Fromberg: Hi Jeff.

Jeff Kanter: Barry, did I understand you right that corporate expenses year over year were down 4 million or they were at 4 million? Can you just clarify that?

Barry Fromberg: Well this quarter we spent about 4 million, which is down from last year. Last year was about 7 million that we spent in the corporate operations. The reason it's down is because we're battening down the hatches so much. Legal fees were lower. We had some professional fees last year that we didn't spend this year. Travel is down somewhat.

         So as a result of the environment, we are looking to save money everywhere we can. And you see it in the corporate line as well as the operations line.

Jeff Kanter: Now in - I know that you were also absorbing costs last year for the small bottle project in the corporate line. Was that embedded in that $7 million as well?

Barry Fromberg: No. I took that out to make the numbers more comparable.

Jeff Kanter: Okay, and is this $4 million - this $4 million run rate is a good number for the duration of the year? Is that correct or...

Barry Fromberg: Well it may ratchet up a little toward the rest of the year.
         That's why I said, for the full year, the mid-20s is probably a better estimate. We spent 8 million in the first quarter. This quarter was down. We're - it remains to be seen, exactly where the rest of the year will come out.

Jeff Kanter: Okay fair enough. And in this - in your guidance of 10% to 12% earnings growth off of last year's 386 -- although I believe Gregg said it was more comfortable on the lower end of the range -- but my question to you is the lower tax rate and the lower interest expense is bedded - is embedded in that guidance? Is that correct?

Barry Fromberg: That's correct.

Jeff Kanter: And why was interest expense a little bit lower in this quarter relative to the first?

Barry Fromberg: Well we're de-leveraging using our free cash to pay down debt, especially as we look at the Dean closing and interest rates are continuing to move in our favor.

Jeff Kanter: Okay, thank you very much gentlemen.

Barry Fromberg: Thank you.

Operator: And now we'll move to Eric Katzman of Deutsche Bank.

Eric Katzman: Hi. Good morning, everybody.

Gregg Engles: Hi, Eric.

Barry Fromberg: Hi, Eric.

Eric Katzman: A few questions, I guess first in terms of the market share gains on the top line, could you talk a little bit about your business across various regions, particularly in fluid milk, and how you see Dean progressing in that same regard with the higher fluid milk prices that you've had to deal with?

Gregg Engles: Well higher fluid milk prices at some point in time -- and we're getting there -- start to have an effect on volume. There is some elasticity here. And we are getting up to the reaches of the highest fluid milk prices that we've ever seen. We're pretty close to those levels.

         So I think you do see in the IRI data some softening from the first two quarters - or the last two quarters to this present quarter in terms of, you know, rates being down 3% in terms of sales at IRI, as opposed to 1% for the last couple of quarters or flat. So price does have an effect on the marketplace here.

         What's happening I think in terms of share of market is that we're continuing to see these trends of national retailers move to consolidate their supply with a fewer and fewer number of suppliers. And we're benefiting by virtue of that.

         Plus we're just aggressively leveraging our system out there in the marketplace to serve our customers. We've got a great route infrastructure. And we just account-by-account day-by-day, you know, leverage that system to grow our business. And we've got some real advantages there in terms of the system that we have across the marketplace.

         I think Dean is trying to do the same things. I think that, you know, better to let Dean comment on their business than me at this point in time while they're still a public company.

         I think they've openly talked about some of the issues they've had in a few of their operations. But by and large, they've got many of the same attributes, and assets, and capabilities that we do in the areas where they're strong. And we think they'll be a great fit with us.

Eric Katzman: And does the, albeit modest, delay in the closing of the deal from what you first expected allow you at this point to buy back any stock? Or is it basically all cash flow will go to reduce debt?

Gregg Engles: We're going to use our cash flow to pay down the debt between here and the time that we close the deal.

         You know, we had a very successful bank syndication. But the bank syndication was really predicated on the notion that we're going to de-lever this company following the completion of the transaction. And that's what we're going to do in the short run.

Eric Katzman: Okay. And then last question, again on the - I guess, the branded side of your business with this technology that you're putting into Virginia, is that different from Dean's (ISL) and ESL-based systems?

Gregg Engles: Oh yes. It's substantially different. The difference is that (ISL) and ESL - and of course we have probably the largest ESL business in the country in Suiza, the extended shelf-life business.

         It is nonetheless a refrigerated product category. The shelf-lives are, you know, anywhere from 45 to 75 days. But those still have to be kept at refrigerated temperatures and distributed in a refrigerated manner.

         This new technology that we're installing in Virginia -- and this will be the first technology of its kind in the United States -- will produce milk products in single-serve plastic bottles that are completely aseptic, which means they can be distributed in non-refrigerated distribution systems.

         For example, you could tap into the Dr. Pepper or Cadbury distribution system with Hershey's single-serve milk products. And those products would go directly into their vending system, for example. So it's a pretty radical departure from what has been in the marketplace technologically in the past.

Eric Katzman: And is that - how much like I guess incremental cap ex is that going to require? And do you care to kind of give us a sense as to how big that business could be in 2002?

Gregg Engles: Well the capital spending for this project has been underway here at Suiza for approximately a year as we've gotten the building and facilities ready to go.

         But each of these lines is on the order of $12 to $15 million, depending upon how much bricks-and-mortar that you have to construct around the line in order to commission it.

         So we have one line that's presently being installed in Virginia. And we have another line that is on order and should be delivered in the first part of next year. And we believe that each of these lines will generate approximately $60 million in incremental revenue.

Eric Katzman: Thank you very much.

Gregg Engles: You bet.

Operator: Now we'll move to John O'Neil with UBS Warburg.

John O'Neil: Good morning, everyone, nice quarter.

Gregg Engles: Hey, John.

Barry Fromberg: Hey, John.

John O'Neil: Could you tell us what the outlook you're using for Consolidated Container for the back half of the year is?

Gregg Engles: Well we'd said on the last conference call that we expected
         Consolidated Container to earn in the, you know, sort of mid-teens million dollars of operating income for the year. They clearly under-performed that, as we said, by $2.5 million in the second quarter. And right now I don't see anything that's going to materially change that rate of under-performance.

John O'Neil: Okay. So kind of ratchet the back half down accordingly.

Gregg Engles: Yes.

John O'Neil: Okay. And can you tell us what advertising and marketing was in the quarter? Are you starting to spend behind the Hershey product in the second quarter?

Gregg Engles: Well we are spending behind all of our products. The bulk of the spending in terms of introductory spending, slotting and those sorts of things, with respect to Jakada and the Hershey's plastic bottle is going to be fourth quarter of this year and first quarter of next year, because that's when those lines really come on line and start generating product.

Eric Katzman: Okay. And, Gregg, can you update us on the legislation with respect to regional dairy compacts?

Gregg Engles: Yes. I mean, the update isn't a heck of a lot different than what it has been in the past. We're in legislative limbo right now. You know, the Congress is out for August recess. There were efforts to extend the compact prior to the August recess. Those failed.

         But the compact proponents are incredibly tenacious. A compact's never ever passed either house of Congress on an affirmative vote of the members of that house, neither the House nor the Senate, ever.

John O'Neil: Right.

Gregg Engles: It has always been attached, you know, like, you know, grafting a limb onto, you know, a body, as it's moved through the committee process in dark of night kind of legislative maneuvering. And trying to predict when and where that's going to happen is extremely difficult.

         The compact that presently exists in the Northeast expires September
         30. And I think that we can all rest assured that there will be vigorous efforts to attach a compact extension and maybe a compact expansion to some perceived piece of must-pass legislation prior to September 30.

         And there will be concerted efforts to keep that from happening. So that's where the legislative field of battle lies today.

John O'Neil: Great. Thank you very much.

Gregg Engles: You bet.

Operator: Our next question today comes from Erika Long with J.P. Morgan.

(Alexandra Conway): Hi. How are you? It's actually (Alexandra Conway) from J.P.
         Morgan.

Gregg Engles: Hi, (Alexandra).

Barry Fromberg: Hi, (Alexandra).

(Alexandra Conway): Hi. Just a couple of questions, one is, I was wondering what energy cost was in the quarter.

Gregg Engles: Well energy costs I would say, (Alexandra), didn't have a big impact on us this quarter to the extent that gasoline prices are about where they were a year ago...

(Alexandra Conway):  Okay.

Gregg Engles: ...and natural gas prices have moderated. And those were the two energy inputs that were, you know, having a depressing effect upon our margins.

         So while they're higher than we would like them to be, and we'd certainly benefit from them coming down, we wouldn't attribute the bulk of the tightness in this quarter to energy prices. It's really dairy prices.

(Alexandra Conway): Okay. So when you guys talk about distribution costs, then what is it that you're referring to?

Gregg Engles: It really relates more to the expansion of our (DSD) distribution system...

(Alexandra Conway): Okay.

Gregg Engles: ...which is a - just carries a significantly higher operating cost component than the grocery store delivery system. It also provides a very nice healthy recurring gross margin. But it does carry higher distribution cost as a percentage of sales than our grocery-oriented distribution.

         And the fact that the labor market continues to be tight, and so hiring drivers - there's a labor component in distribution that's significant and has been increasingly expensive over the first part of this year.

(Alexandra Conway): Okay. And then just a couple more questions, the SG&A improvement, I was wondering if you could talk a little bit about that.

Gregg Engles: Well I think Barry mentioned before that on the SG&A side of things, when you get into difficult environments, you just batten down the hatches. And we have...

(Alexandra Conway): Okay.

Gregg Engles: ...battened down the hatches here at a corporate level and on the G&A level across our business. In terms of, you know, spending that is unnecessary in a tight environment, we've just really screwed it down.

(Alexandra Conway): Okay. And then just a couple more, resin prices, I didn't know if you could give us some guidance on, you know, how they've been affecting you, how much they're up year-over-year.

Gregg Engles: Well resin prices are actually - I think that we have - as opposed to milk prices, I think we've, at least for the short run, seen the peak in resin prices.

         One of the things that we're hopeful about in terms of going into the back half of the year is that we will see the benefit, both in consolidated operating performance and also in our cost inputs, of a declining resin environment.

         We're just - if you believe they're going to continue to go down, we've just sort of made the peak and maybe started down on resin pricing. And we hope that that downward trend continues in the second half. And if it does, we could see some real benefit...

(Alexandra Conway): Okay.

Gregg Engles: ...in our operations from declining resin prices.

(Alexandra Conway): Okay. And you guys have done a phenomenal job to date, you know, passing on the raw material prices through increases in prices. And I was just - you know, I just wanted to get your feel on them.

         I know you're sticking to the $1.10 and you feel more comfortable with the 10% of the EPS range. But do you continue to think that you can continue to batten down the hatches on SG&A to meet those numbers?

Gregg Engles: Yes, I mean, we're running this business to make our numbers. And that means that in difficult times like this, you get frugal.

         With respect to our ability to pass on pricing, I do think we've done a great job of passing on the raw material to date. But I will tell you these prices are historically very high. Our customers are facing a difficult economic environment themselves.

         And there's a lot of pressure in the system at this point in time, because there is some sense that we're close to the top of raw material prices. The higher it gets, the harder it gets to pass along.

(Alexandra Conway): Okay. And thank you. And then my last question has to do with, I guess, the shareholder vote. Does Dean Foods as well have to undergo a shareholder vote? And will they be meeting with, you know, their investors?

Gregg Engles: Yes, they have to vote as well. I don't know the exact schedule when they're meeting. But I think it precedes ours by about a week.

(Alexandra Conway): Okay. Thanks so much.

Gregg Engles: You bet.

Operator: Now we'll move to Chris Growe with A.G. Edwards.

Chris Growe: Good morning. Thank you.

Gregg Engles: Hi, Chris.

Barry Fromberg: Hey, Chris.

Chris Growe: How are you? I have just a couple of quick follow-ups here to questions that have already been asked.

         Just to understand the Dean Foods timeline, now that you've authorized your compliance with the DOJ request, is there a - isn't it a 30-day timeline? Or am I mistaken in that?

Gregg Engles: Well the statute says 30 days. The reality of it is it's an iterative process...

Chris Growe: Okay.

Gregg Engles: ...with the Justice Department. And you sit down and they tell you how much time they need, and you tell them how much you think that you can give them and what schedule you want to be on, and you work it out.

Chris Growe: Okay.

Gregg Engles: That's the way it works. We've given them, I think, bunches of documents. So they've got some work to do.

Chris Growe:  Okay. Good, keep them buried in paperwork?

         In terms of the aseptic business that you have upcoming, you know, this new line in Virginia, is that a - will that business come at a higher margin given it's not going through the (DSD) system?

Gregg Engles: We certainly expect so.

Chris Growe: Okay.

Gregg Engles: I mean, these are - these lines are being installed to produce branded products and grow our branded business. And we expect to generate branded kinds of gross and operating margins off of these product lines.

Chris Growe: Okay. And then the final question is, just to the extent you can even comment on this, a compact extension, is that considered a real threat to your business? A Southeast expansion, for example, would that really hurt your business?

Gregg Engles: No, I don't think compacts are good for the business, because I think they ultimately cause declines in consumption because they raise prices permanently. So yes, we would not view that as positive for our business.

Chris Growe: Okay.

Gregg Engles: I don't think it's likely. And we also don't view it as positive.
         We view it as a negative for our business.

Chris Growe: Okay. That's helpful. Thank you.

Gregg Engles: You bet.

Operator: Our next question comes from David Nelson of Credit Suisse.

David Nelson: Good morning.

Gregg Engles: Hi, David.

Barry Fromberg: Hi, David.

David Nelson: When you announced the Dean transaction, you had estimated at that time that it would be 5% to 10% cash earnings accretive in, I guess, the '02 fiscal year. Given Dean's issues, would you still feel that way?

Gregg Engles: Yes, we still feel that way.

David Nelson: Okay. The pricing environment, we're talking about, you know, the highest milk prices we've seen in some time. How much, if you can guesstimate or quantify, is that affecting volume?

Gregg Engles: Well if you look at IRI over say the last two quarters, the fourth quarter of last year and the first quarter of this year, you had declines on the order of 1%. And in this quarter you've got declines on the order of 3%.

David Nelson:  Okay.

Gregg Engles: So that's - I guess that's the best quantification that I can give you. You do see softness in the market when you get retails to the point where retails are getting. And we're going to see milk go up before it comes down. Fluid milk, Class 1 milk, is going up before it comes down.

David Nelson: Do you think any of that is related to organic or soy taking share?

Gregg Engles: No, no. I mean, organic and soy are both doing great. But this category is just so huge that...

David Nelson: Right.

Gregg Engles: ...they're ((inaudible))...

David Nelson: Okay.

Gregg Engles: ...at this point in time in terms of volumes.

David Nelson: You and Dean were brought to court by, was it White Wave?

Gregg Engles: Yes.

David Nelson: Has there been an update of that situation?

Gregg Engles: The only update that I can give you is that we filed suit in Chicago. They filed suit in Colorado. The respective federal courts have figured out that this case ought to be heard in Colorado. So that's where the case is going to be heard.

         We remain pretty confident of our position with respect to the White Wave situation. But I'll remind you that the White Wave situation is a lawsuit about a contract interpretation that all goes down to who's going to control the White Wave business and for what price. It's a lawsuit about money.

David Nelson: It's not expected to slow down the Dean transaction?

Gregg Engles: It has nothing to do with the Dean transaction.

David Nelson: Okay. Thank you very much.

Gregg Engles: You bet.

Operator: Our next question today comes from John McMillan of Prudential
         Securities.

John McMillan: Good morning, guys.

Gregg Engles: Hi, John.

Barry Fromberg: Hey, John.

John McMillan: Gregg, you said you were running it to make your numbers. And you certainly deserve praise for doing that. But to the suggestion that you're producing lower-quality numbers, how would you respond to that?

Gregg Engles: I don't think it's true. You know, we're managing costs in our business at the margin. And to the extent that we can cut back on items that don't go to operations in the short run in order to conserve cash and profitability, we're doing that.

         That's what I think good companies do in difficult environments. They batten down on discretionary spending. And they tighten up things in their P&L. And they work hard to generate their numbers.

John McMillan: Okay.

Gregg Engles: So that's what we're doing. We're certainly not scrimping on product quality, or service to our customers, or any of the things that go to the core strengths of our business.

John McMillan: And just in terms of the Dean transaction, I guess a lot of these papers that you refer to that you've turned in deal with school lunch programs. I know I've talked about this before. But - and I'm becoming an antitrust expert with all the food deals.

         But to the extent - I'm looking at this and wondering, might a big issue surface in these school lunch programs, which at the end of the day are not a big profit-generator for either company that the government seemed to compare, you can get out of these programs?

         I mean, a lot of these papers show what you and Dean have collectively had in the past in various regions of school lunch programs. But you can - to the extent you can talk about it, you can make promises to - do you view these school lunch programs as a big impediment to the deal to the extent you can talk about it?

Gregg Engles: Well I really don't want to get into a public discussion of what, you know, our strategy might be with the government, because they haven't told us what their issues are with the transaction, if they have any issues with the transaction.

         They're examining the information that we've given them so far. And at some point in time in the future, we're going to have a substantive conversation about what they think about it.

         But I will say this, that, you know, there are lots of ways that companies in the past in this arena have resolved issues with the Justice Department or the FTC over narrowly defined areas of disagreement.

         So I think that the Justice Department is not in the business of just stopping deals for the purpose of stopping deals. But they're in the business of trying to protect the consumer, which is their main charter with respect to antitrust regulation, and do that in the context of allowing American business to move forward.

         So I think that's the context in which we're going to have that conversation with the Justice Department.

John McMillan: And is there an integration team that you have with Dean that meets monthly, weekly? Can you talk about that?

Gregg Engles: Yes, there is an integration team. We meet more than monthly, not on necessarily a defined schedule, but as issues requiring us getting together arise.

         So we're frequently in contact with our respective counterparts with Dean on issues that span the entire breadth of the business and all of the aspects of being ready to integrate it once the deal closes.

John McMillan: And who heads that team?

Gregg Engles: I head that team on my side and Howard on his side.

John McMillan: Okay. And just ((inaudible)), you know, I know you were restricted from selling any of your own stock when you were negotiating with Dean. So there was a long period where you probably couldn't sell any of it. And I know your - a lot of your net worth is tied to it. But just to the extent we see some insider sales come by, do you care to comment on those?

Gregg Engles: Well I will comment on them. I think I've said over the last several quarters that I intended to be selling some shares on a regular basis.

         Because of the sort of perpetual closed window here at Suiza, I've been unable to do so. So when the window was open, I did elect to make some sales in the last quarter. And I'm going to continue to diversify my portfolio as time goes on in sort of an orderly manner.

         As to the sales that I have made however in the last quarter, those sales were sales that are what are called forward sales in which I retained upside in the stock that I have sold well above the price at which the stock was - the trades were executed. And I got less in proceeds because of that. So I entered into, effectively, a hedging transaction...

John McMillan: Okay.

Gregg Engles: ...because I believe this stock has much more upside to go, particularly in light of the Dean Foods merger. And I've structured my efforts to diversify my portfolio and get liquidity in order to retain a very very significant portion of that upside.

John McMillan: Thanks for answering the question.

Gregg Engles: You bet.

Operator: Now we'll take a follow-up question from Len Teitlebaum at Merrill
         Lynch.

Len Teitlebaum: Actually Dave's question on the soy situation with White Wave was my question. Thank you very much.

Gregg Engles: You bet, Len.

Operator: And Jeff Kanter at Prudential Securities also has a follow-up question.

Jeff Kanter: Barry, just as a follow-up to John O'Neil's question, was marketing up or down in the quarter?

Barry Fromberg: It was about flat compared to last year.

Jeff Kanter: Perfect. Thank you.

Gregg Engles: We'll take one more call.

Operator: Thank you. Our final question is also a follow-up from Bill Leach at Bank of America.

Bill Leach: Barry, it looks like your goodwill charge is going to be about 82 cents a share this year, just multiplying the first half by two. As we make our 2002 projections, is there any reason we shouldn't add that back since we have the new accounting standard in-hand now?

Barry Fromberg: Well the difference between historic GAAP EPS and cash EPS has been about 20 cents a quarter for the first two quarters of this year. That is meant to represent the new FASB that will go into effect January 1 of 2002.

Bill Leach: So...

Barry Fromberg: So those numbers are consistent with what you will see once that FASB goes into effect next year.

Bill Leach: So it's - I mean, since it's been passed, is there any reason we shouldn't look at 2002 adding back that 80 cents?

Gregg Engles: No, not at all. You should.

Barry Fromberg: I mean, that's GAAP next year.

Bill Leach: Okay. That gives you a big head start.

Gregg Engles: And you can always use it.

Bill Leach: You have 20% just to start. Okay. Thanks.

Barry Fromberg: Thanks.

Gregg Engles: Thank you all. And thank you for joining us on the call today.

Operator: That concludes today's conference call. Thank you, everyone, for your participation.



                                       END